Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141405
PROSPECTUS SUPPLEMENT
DATED MARCH 29, 2011
TO
PROSPECTUS DATED JUNE 13, 2007

TOWERSTREAM CORPORATION

This Prospectus Supplement, dated March 29, 2011, supplements that certain Prospectus contained in the Registration Statement filed on Form S-3 of Towerstream Corporation (the “Company”) dated June 13, 2007 (the “Prospectus”) and should be read in conjunction with the Prospectus.

SELLING STOCKHOLDERS

The following updates the table under the section entitled “Selling Stockholders” of the Prospectus, to account for a transfer of shares listed in such table that the Company is aware of.  These transactions were sales between third parties, did not involve the Company, and were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”).

On January 19, 2011, Sunrise Equity Partners LP sold to Option Opportunities Corp. warrants to purchase 27,778 shares of our common stock for an exercise price of $4.50 per share.  Option Opportunities Corp. paid $14,722 for the warrants.

On January 19, 2011, Sunrise Equity Partners LP sold to Warberg Opportunistic Trading Fund, LP warrants to purchase 27,778 shares of our common stock for an exercise price of $4.50 per share.  Warberg Opportunistic Trading Fund, LP paid $14,722 for the warrants.

On February 9, 2011, Harborview Master Fund LP sold to OTA LLC warrants to purchase 136,364 shares of our common stock for an exercise price of $4.00 per share and 136,364 shares of our common stock for an exercise price of $6.00 per share.  OTA LLC paid $150,000 for the warrants with an exercise price of $4.00 and $13,636 for the warrants with an exercise price of $6.00.

On February 23, 2011, Palladium Capital Advisors, LLC sold to Genesis Asset Opportunity Fund, LP warrants to purchase 66,136 shares of our common stock for an exercise price of $4.50 per share.  Genesis Asset Opportunity Fund, LP paid $49,602 for the warrants.

The table, therefore, is amended as follows in order to (i) update the holdings of Sunrise Equity Partners LP, Harborview Master Fund LP and Palladium Capital Advisors, LLC, and (ii) to add Option Opportunities Corp., Warberg Opportunistic Trading Fund, LP, OTA LLC and Genesis Asset Opportunity Fund, LP, as selling stockholders.

	Ownership Before Offering				After Offering(1)
Selling Stockholder	Number of shares of common stock beneficially owned		Number of shares offered		Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned(2)
Sunrise Equity Partners LP	0		0		0	0
Harborview Master Fund LP	0		0		0	0
Palladium Capital Advisors, LLC	0		0		0	0
Option Opportunities Corp. (3)	27,778	(4)	27,778	(4)	0	0
Warberg Opportunistic Trading Fund, LP (5)	27,778	(4)	27,778	(4)	0	0
OTA LLC (6)	1,272,728	(7)	1,272,728	(7)	0	0
Genesis Asset Opportunity Fund, LP (8)	66,136	(9)	66,136	(9)	0	0

(1)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock beneficially owned by the selling stockholders are acquired or are sold prior to completion of this offering by the selling stockholders. However, the selling stockholders may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Act including under Rule 144. To our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering or otherwise.

(2)	Each selling stockholders percentage of ownership is based on 42,406,410 shares of common stock outstanding as of March 28, 2011.

(3)
David Dury, the sole stockholder and director of the stockholder, and Daniel Warsh and Jonathan Blumberg, as authorized representatives of Mr. Dury, each have been deemed to have voting and dispositive power over the securities owned by this stockholder.

(4)	Includes 27,778 shares of common stock issuable upon the exercise of warrants.

(5)
Daniel Warsh and Jonathan Blumberg, members of Warberg Asset Management, LLC, the general partner of the stockholder, each have been deemed to have voting and dispositive power over the securities owned by this stockholder.

(6)	Ira Leventhal is a control person of OTA LLC and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(7)	Includes 1,272,728 shares of common stock issuable upon the exercise of warrants.

(8)
Jaime Hartman is a control person of Genesis Asset Opportunity Fund, LP and, in such capacity, may be deemed to have voting and dispositive power over the securities held for the account of this selling stockholder.

(9)	Includes 66,136 shares of common stock issuable upon the exercise of warrants.

In addition, the selling stockholders listed in the Prospectus may have sold or transferred, in transactions exempt from the registration requirements of the Act some or all of their shares of common stock since the date on which the information in the Prospectus is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements.

Please insert this Supplement into your Prospectus and retain both this Supplement and the Prospectus for future reference. If you would like to receive a copy of the Prospectus, as supplemented, please write to Towerstream Corporation at 55 Hammarlund Way, Middletown, Rhode Island 02842.